

News Release

TSX:RMX | NYSE.MKT:RBY May 8, 2014

Rubicon Minerals Announces Director Resignation

Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) ("**Rubicon**" or the "**Company**") announces that Chris Bradbrook has resigned from the Rubicon Board of Directors (the "**Board**") effective May 6, 2014.

Michael A. Lalonde, President and Chief Executive Officer of Rubicon, commented "Together with our Chairman, David W. Adamson, I wish to thank and recognize Chris, on behalf of the Board and the Company, for his significant contribution during a critical period of the Company's growth. Rubicon has benefited from his expertise and knowledge during his tenure. Mr. Bradbrook has been a Director of Rubicon for almost 9 years, most recently serving as Lead Director. We wish him well in his future endeavours."

RUBICON MINERALS CORPORATION

On behalf of the Board of Directors

"Mike Lalonde"

Michael A. Lalonde
President and Chief Executive Officer

PR14-6 For more information, contact Allan Candelario, Director of Investor Relations, Phone: +1 (866) 365-4706
E-mail: ir@rubiconminerals.com
Rubicon Minerals Corporation | Suite 902–170 University Ave. | Toronto ON, CANADA M5H 3B3
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